SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                           Quest Resource Corporation
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                    748349107
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                      (CUSIP Number of Class of Securities)

                                 Douglas L. Lamb
                          P.O. Box 97 288 Benedict Road
                               Benedict, KS 66714
                                  620-698-2118
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 30, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


                               Page 1 of 8 Pages

--------------------------------------------------------------------------------
      CUSIP No. 748349107
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(1)   NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Douglas L. Lamb

--------------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

            (a) / /
            (b) / /
--------------------------------------------------------------------------------
(3) SEC USE ONLY

--------------------------------------------------------------------------------
(4) SOURCE OF FUNDS (See Instructions):

            OO
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): |_|

--------------------------------------------------------------------------------
(6) CITIZENSHIP OR PLACE OF ORGANIZATION:

            USA
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   NUMBER OF      (7) SOLE VOTING POWER
    SHARES                  50,591
 BENEFICIALLY     (8) SHARED VOTING POWER
    OWNED BY                0
      EACH        (9) SOLE DISPOSITIVE POWER
   REPORTING                50,591
    PERSON        (10) SHARED DISPOSITIVE POWER
     WITH                   0
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            50,591
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): |_|

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (11):

            0.3%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (See Instructions):

            IN
--------------------------------------------------------------------------------

                               Page 2 of 8 Pages

--------------------------------------------------------------------------------
      CUSIP No. 748349107
--------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Marsha K. Lamb
--------------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

            (a) / /
            (b) / /
--------------------------------------------------------------------------------
(3) SEC USE ONLY

--------------------------------------------------------------------------------
(4) SOURCE OF FUNDS (See Instructions):

            OO
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): |_|
--------------------------------------------------------------------------------
(6) CITIZENSHIP OR PLACE OF ORGANIZATION:

            USA
--------------------------------------------------------------------------------
   NUMBER OF      (7) SOLE VOTING POWER
    SHARES                  49,409
 BENEFICIALLY     (8) SHARED VOTING POWER
    OWNED BY                0
      EACH        (9) SOLE DISPOSITIVE POWER
   REPORTING                49,409
    PERSON        (10) SHARED DISPOSITIVE POWER
     WITH                   0
--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            49,409
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): |_|
--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (11):

            0.3%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (See Instructions):

            IN
--------------------------------------------------------------------------------


                               Page 3 of 8 Pages

--------------------------------------------------------------------------------
      CUSIP No. 748349107
--------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            The Lamb Family Limited Partnership
--------------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

            (a) / /
            (b) / /
--------------------------------------------------------------------------------
(3) SEC USE ONLY

--------------------------------------------------------------------------------
(4) SOURCE OF FUNDS (See Instructions):

            OO
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): |_|
--------------------------------------------------------------------------------
(6) CITIZENSHIP OR PLACE OF ORGANIZATION:

            KS
--------------------------------------------------------------------------------
   NUMBER OF      (7) SOLE VOTING POWER
    SHARES                  0
 BENEFICIALLY     (8) SHARED VOTING POWER
    OWNED BY                0
      EACH        (9) SOLE DISPOSITIVE POWER
   REPORTING                0
    PERSON        (10) SHARED DISPOSITIVE POWER
     WITH                   0
--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            0
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): |_|
--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (11):

            0.0%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (See Instructions):

            PN
--------------------------------------------------------------------------------


                               Page 4 of 8 Pages

                                EXPLANATORY NOTE

     Quest Resource Corporation (the "Corporation"), Douglas L. Lamb and Mr. Jerry D. Cash are parties to that certain Voting Agreement for Shares of Stock of Quest Resource Corporation, dated as of November 7, 2002 (the "Voting Agreement"). This Amendment No. 6 to Schedule 13D supplements the information contained in the Schedule 13D filed with the Securities and Exchange Commission ("SEC") on November 18, 2002 (the "Schedule 13D") by the parties to the Voting Agreement, together with Ms. Marsha K. Lamb, Crown Properties, LC, STP Cherokee, Inc., Mr. James B. Kite, Jr. and Boothbay Royalty Company, as amended by that certain Amendment No. 1 to Schedule 13D filed with the S.E.C. on January 23, 2003, that certain Amendment No. 2 to Schedule 13D filed with the S.E.C. on April 10, 2003, that certain Amendment No. 3 to Schedule 13D filed with the S.E.C. on February 19, 2004, that certain Amendment No. 4 to Schedule 13D filed with the S.E.C. on January 27, 2005, and that certain Amendment No. 5 to
Schedule 13D filed with the SEC on May 19, 2005. Because STP Cherokee, Inc. and Boothbay Royalty Company no longer own any shares of common stock of Quest Resource Corporation (the "Corporation"), they have been omitted from this filing. As reported in Amendment No. 4, Crown Properties, LC has ceased to be the owner of 5% or more of the Common Stock of the Corporation and therefore has also been omitted from this filing.

     The Voting Agreement was terminated by the parties thereto effective September 30, 2005. This Amendment No. 6 to the Schedule 13D is being filed by Mr. Lamb and his wife to update the information regarding their ownership interest in the Corporation.

ITEM 1.    SECURITY AND ISSUER.

           No change.

ITEM 2.    IDENTITY AND BACKGROUND.

           No change.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Mr. Lamb, his wife, Marsha K. Lamb, and The Lamb Family Limited Partnership sold to Mr. Cash 2,177,356 shares of the Corporation's common stock that they owned on September 30, 2005 for $3 per share in a private transaction. As part of the financing of the purchase of the Corporation's shares from Mr. Lamb, Mr. Cash and his wife, Sherrie Cash, issued a promissory note to Mr. Lamb with a principal amount equal to $1 per share for an aggregate amount equal to $2,177,356. The promissory note bears interest at the rate of 6% per annum. The principal amount, together with accrued, unpaid interest, is due and payable on September 30, 2006. The promissory note is secured by collateral as provided in the pledge agreement between Mr. and Mrs. Cash and Mr. Lamb, including 2,121,146 shares of the Corporation's common stock owned by Mr. and Mrs. Cash. Personal funds were used by Mr. Cash for the remaining balance of the purchase price for the shares.

ITEM 4.    PURPOSE OF TRANSACTION.

     The Voting Agreement was terminated by the parties thereto effective September 30, 2005. Effective October 7, 2005, Mr. Lamb resigned as a director and the president of the Corporation. Mr. Lamb, his wife, Marsha K. Lamb, and The Lamb Family Limited Partnership sold to Mr. Cash 2,177,356 shares of the Corporation's common stock that they owned on September 30, 2005 for $3 per share in a private transaction.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     (a) The aggregate number and percentage of the Corporation's common stock deemed to be beneficially owned by each of the reporting persons is described on the cover page, subject to the limitations described in the Schedule 13D. The percentages are based on information supplied by the Corporation that it has 16,995,549 shares of common stock outstanding as of August 15, 2005.

                               Page 5 of 8 Pages

       (b) The aggregate number and percentage of the common stock as to which each of the reporting persons has sole voting power, shared voting power, sole dispositive power, and shared dispositive power is described on the cover page, subject to the limitations described in the Schedule 13D. The percentages are based on information supplied by the Corporation that it has 16,995,549 shares of Common Stock outstanding as of August 15, 2005.

       (c) Mr. Lamb, his wife, Marsha K. Lamb, and The Lamb Family Limited Partnership sold to Mr. Cash 2,177,356 shares of the Corporation's common stock that they owned on September 30, 2005 for $3 per share in a private transaction.

       (d) N/A

       (e) After the sale of the shares of the Corporation's to Mr. Cash noted in response to Item 4 above, Mr. Lamb, his wife, Marsha K. Lamb, and The Lamb Family Limited Partnership no longer beneficially own more than five percent of the Corporation's common stock.

ITEM 6. CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     As part of the financing of the purchase of the Corporation's shares from Mr. Lamb, Mr. Cash and his wife, Sherrie Cash, issued a promissory note to Mr. Lamb with a principal amount equal to $1 per share for an aggregate amount equal to $2,177,356. The promissory note bears interest at the rate of 6% per annum. The principal amount, together with accrued, unpaid interest, is due and payable on September 30, 2006. The promissory note is secured by collateral as provided in the pledge agreement between Mr. and Mrs. Cash and Mr. Lamb, including 2,121,146 shares of the Corporation's common stock owned by Mr. and Mrs. Cash.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

1.*    Statement of Joint Filing.

2.* Agreement and Plan of Reorganization dated as of November 7, 2002, by and among Quest Resource Corporation, STP Cherokee, Inc. and Jerry D. Cash (incorporated by reference from Exhibit 2.1 of the Corporation's Current Report on Form 8-K dated November 8, 2002 filed with the Commission on November 19, 2002).

3.* Voting Agreement for Shares of Stock of Quest Resource Corporation dated as of November 7, 2002, by and among Quest Resource Corporation, Douglas L. Lamb and Jerry D. Cash (incorporated by reference from Exhibit
       10.1 of the Corporation's Current Report on Form 8-K dated November 8, 2002 filed with the Commission on November 19, 2002).

4.* Consent of Transferee of Quest Shares dated November 7, 2002, executed by Boothbay Royalty Company (incorporated by reference from Exhibit 10.2 of the Corporation's Current Report on Form 8-K dated November 8, 2002 filed with the Commission on November 19, 2002).

5.* Consent of Transferee of Quest Shares dated November 7, 2002, executed by Southwind Resource, Inc. (incorporated by reference from Exhibit 10.3 of the Corporation's Current Report on Form 8-K dated November 8, 2002, as filed with the Commission on November 19, 2002).

6.* Consent of Transferee of Quest Shares dated April 9, 2003, executed by Shiloh Oil Corporation (incorporated by reference from Exhibit 10.1 of the Corporation's Quarterly Report on Form 10-QSB for the quarter ended February 28, 2003, as filed with the Commission on April 14, 2003).

7.*    Letter Agreement dated as of December 22, 2003, by and between Douglas
       L. Lamb, Marsha K. Lamb and Cherokee Partners.

8.* Letter Agreement dated as of December 22, 2003, by and between Jerry D. Cash and Cherokee Partners.

                               Page 6 of 8 Pages

9.* Letter Agreement dated as of December 22, 2003, by and between James B. Kite, Jr. and Cherokee Partners.

10.* Consent of Transferee of Quest Shares dated October 25, 2004, executed by Walter S. Montgomery, Jr.

11.* Consent of Transferee of Quest Shares dated October 25, 2004, executed by the Robert K. Green Revocable Trust (UTA 8/7/02).

12.* Consent of Transferee of Quest Shares dated as of December 31, 2004, executed by McKown Point, L.P.

13. Promissory Note, dated September 30, 2005, issued by Jerry D. Cash for the benefit of Douglas L. Lamb.

14. Pledge Agreement, dated September 30, 2005, by and among Jerry D. Cash, Sherrie Cash, and Douglas L. Lamb.

                              * Previously filed

                               Page 7 of 8 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      October 10, 2005              /s/ Douglas L. Lamb
                                    ------------------------------------
                                    Douglas L. Lamb


      October 10, 2005              /s/ Marsha K. Lamb
                                    ------------------------------------
                                    Marsha K. Lamb


      October 10, 2005              LAMB FAMILY LIMITED PARTNERSHIP

                                    By:  BONANZA ENERGY CORPORATION OF KANSAS


                                    By:  /s/ Douglas L. Lamb
                                         -------------------------------
                                         Douglas L. Lamb, President



                               Page 8 of 8 Pages